As filed with the Securities and Exchange Commission on June 2, 2010.

Registration No. 333-_____

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

COMPETITIVE TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	**6794**	**36-2664428**
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

777 Commerce Drive
Fairfield, Connecticut 06825
(203) 368-6044
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

John B. Nano
Chairman, President and Chief Executive Officer
Competitive Technologies, Inc.
777 Commerce Drive
Fairfield, Connecticut 06825
(203) 368-6044
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a copy to:

M. Richard Cutler, Esq.
Cutler Law Group
3355 W Alabama, Ste 1150
Houston, TX 77098
Telephone: (713) 888-0040
Facsimile: (800) 836-8714

Approximate date of commencement of proposed sale to the public: After this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b2 of the Exchange Act.

Large accelerated filer ☐   Accelerated filer   ☐
Non-accelerated filer   ☐ (Do not check if a smaller reporting company)   Smaller reporting company ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock, par value $0.01 per share	2,000,000	$2.70	$5,400,000	$384.24
Common Stock, par value $0.01 per share	75,000 (2)	$3.17	$ 237,750	$16.95
Total	2,075,000		$5,637,750	$401.19

(1) Estimated pursuant to Rule 457(c), solely for the purpose of calculating the registration fee based on 85% of the closing price for the common stock, as reported on the NYSE Amex Equities Stock Exchange on May 28, 2010. Under the common stock purchase agreement, Crisnic Fund SA has agreed to purchase up to 2,000,000 shares of newly issued CTT common stock at a price equal to 85% of the current volume weighted average market price.
(2) The Registrant has agreed to issue an additional 75,000 shares of newly issued CTT common stock to Crisnic Fund SA as a fee.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT HAS FILED A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

SUBJECT TO COMPLETION, DATED JUNE 2, 2010

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the securities and exchange commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.



PROSPECTUS

COMPETITIVE TECHNOLOGIES, INC.

2,075,000 Shares of Common Stock

This prospectus relates to the sale of up to 2,075,000 shares of our common stock by Crisnic Fund SA. Crisnic Fund SA is sometimes referred to in this prospectus as the selling shareholder. The prices at which Crisnic Fund SA may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive proceeds from the sale of our shares by Crisnic Fund SA.

Our common stock is registered under Section 12(g) of the Securities Exchange Act of 1934 and quoted on the NYSE Amex Equities stock market under the symbol "CTT." On June 1, 2010 the last reported sale price for our common stock as reported on the NYSE Amex Equities stock market was $3.40 per share. We have applied to have the shares of common stock offered pursuant to this prospectus approved for listing on the NYSE Amex Equities stock market**.**

_____

Investing in the common stock involves certain risks. See "Risk Factors" beginning on page 6 for a discussion of these risks.

_____

The selling shareholder is an "underwriter" within the meaning of the Securities Act of 1933, as amended.

_____

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

_____

The date of this Prospectus is _____, 2010

TABLE OF CONTENTS

You may rely only on the information provided or incorporated by reference in this Prospectus. Neither we nor the selling stockholder have authorized anyone to provide information different from that contained in this Prospectus. Neither the delivery of this Prospectus nor the sale of the securities means that the information contained in this Prospectus is correct after the date of this Prospectus. This Prospectus is not an offer to sell or solicitation to buy the securities in any circumstances under which the offer or solicitation is unlawful.

<h1 align="center">Prospectus Summary</h1>

The following summary highlights information contained elsewhere in this Prospectus. It may not contain all of the information that is important to you. You should read the entire Prospectus carefully, especially the discussion regarding the risks of investing in CTT common stock under the heading "Risk Factors," before investing in CTT common stock. In this Prospectus, "CTT," "we," "us," and "our" refer to Competitive Technologies, Inc.

Business

We provide distribution, patent and technology transfer, sales and licensing services focusing on the needs of our customers, matching those requirements with commercially viable technology or product solutions. We develop relationships with universities, companies, inventors and patent or intellectual property holders to obtain the rights or a license to their intellectual property (collectively, the "technology" or "technologies"), or to their product. They become our clients, for whom we find markets to sell or further develop or distribute their technology or product. We also develop relationships with those who have a need or use for technologies or products. They become our customers, usually through a license or sublicense, or distribution agreement.

We earn revenue in two ways, from licensing our clients' and our own technologies to our customer licensees, and in a business model that allows us to share in the profits of distribution of finished products. Our customers pay us license fees, royalties based on usage of the technology, or per unit fees, and we share that revenue with our clients. Our revenue fluctuates due to changes in revenue of our customers, upfront license fees, new licenses granted, new distribution agreements, expiration of existing licenses or agreements, and/or the expiration or economic obsolescence of patents underlying licenses or products.

We acquire rights to commercialize a technology or product on an exclusive or non-exclusive basis, worldwide or limited to a specific geographic area. When we license or sublicense those rights to our customers, we may limit rights to a defined field of use. Technologies can be early, mid, or late stage. Products we evaluate must be a working prototype or finished product. We establish channel partners based on forging relationships with mutually aligned goals and matched competencies, to deliver solutions that benefit the ultimate end-user.

Corporate Information

We are a Delaware corporation. Our principal executive offices are located at 777 Commerce Drive, Suite 100, Fairfield, Connecticut 06825. Our telephone number is (203) 368-6044. The address of our website is www.competitivetech.net. Information on our web site is not part of this Prospectus.

CTT Common Stock

Our common stock trades on the NYSE Amex Equities stock market under the symbol "CTT."

The Offering

On June 1, 2010, we entered into a Common Stock Purchase Agreement and a Registration Rights Agreement with Crisnic Fund SA, a Costa Rican investment corporation. Under the Purchase Agreement, Crisnic Fund SA is obligated, under certain conditions, to purchase at a price equal to 85% of the weighted average volume price of our common stock on the date of such effectiveness, up to 2,000,000 shares from us upon approval and effectiveness of this Registration Statement. Under the terms of the Purchase Agreement, upon approval from the NYSE Amex Equities stock market, Crisnic Fund SA will also receive a fee consisting of 75,000 shares of our common stock. As of June 1, 2010, there were 11,517,262 shares outstanding (11,322,900 shares held by non-affiliates) excluding the 2,075,000 shares offered pursuant to this Prospectus which have not yet been issued by us. If all of such 2,075,000 shares offered hereby were issued and outstanding as of the date hereof, the 2,075,000 shares would represent approximately 15.3% of the total common stock outstanding or approximately 15.5% of the non-affiliates shares outstanding as of the date hereof. The number of shares ultimately offered for sale by Crisnic Fund SA is dependent upon the number of shares sold by us to Crisnic Fund SA under the Purchase Agreement.

Under the Purchase Agreement and the Registration Rights Agreement we are required to register and have included in the offering pursuant to this Prospectus (1) 75,000 shares which will be issued upon approval from the NYSE Amex Equities stock market to Crisnic Fund as a fee, and (2) 2,000,000 shares which we may sell to Crisnic Fund SA after this registration statement is declared effective (17.37% of our outstanding shares on June 1, 2010, the date of the Purchase Agreement). All 2,075,000 shares are being offered pursuant to this Prospectus. Under the Purchase Agreement, we have the right but not the obligation to sell up to 2,000,000 shares to Crisnic Fund SA.

We do not have the right to commence any sales of our shares to Crisnic Fund SA until the SEC has declared effective the registration statement of which this Prospectus is a part. After the SEC has declared effective such registration statement, generally we have the right but not the obligation to sell up to 2,000,000 of our shares to Crisnic Fund SA at a purchase price equal to 85% of the volume weighted average price of our common stock on the date this Registration Statement is declared effective. There are no negative covenants, restrictions on future fundings, penalties or liquidated damages in the Purchase Agreement or the Registration Rights Agreement. The Purchase Agreement may be terminated by us at any time at our discretion without any cost to us.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include statements regarding, among other things, (a) our projected sales and profitability, (b) our growth strategies, (c) anticipated trends in our industry, (d) our future financing plans, and (e) our anticipated needs for working capital. Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words "may," "will," "should," "expect," "anticipate," "estimate," "believe," "intend," or "project" or the negative of these words or other variations on these words or comparable terminology. This information may involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements. These statements may be found under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as in this prospectus generally. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under "Risk Factors" and matters described in this prospectus generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this filing will in fact occur. In addition to the information expressly required to be included in this filing, we will provide such further material information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not misleading.

RISK FACTORS

You should carefully consider the risks described below before purchasing our common stock. Our most significant risks and uncertainties are described below; however, they are not the only risks we face. If any of the following risks actually occur, our business, financial condition, or results or operations could be materially adversely affected, the business of our common stock could decline, and you may lose all or part of your investment therein. You should acquire shares of our common stock only if you can afford to lose your entire investment.

In the last three fiscal years we incurred significant net losses and negative cash flows, and our ability to finance future losses is limited, and may significantly affect existing stockholders.

The table below summarizes our consolidated results of operations and cash flows for the three fiscal years ended July 31, 2009:

	2009	2008	2007
Net income (loss)	$ (3,479,824)	$ (5,966,454)	$ (8,893,946)
Net cash flows from:			
Operating activities	(3,491,630)	(4,994,411)	(5,437,443)
Investing activities	(1,490)	792,539	(978,217)
Financing activities	2,008,096	(133,109)	78,425
Net increase (decrease) in cash and cash equivalents	$ (1,485,024)	$ (4,334,981)	$ (6,337,235)

Our current recurring revenue stream is insufficient for us to be profitable with our present cost structure. We incurred an operating loss of $745,098 for our most recently reported fiscal quarter which ended January 31, 2010. To return to and sustain profitability, we must increase recurring revenues by successfully licensing technologies, including our recently FDA approved pain management device, with current and long-term revenue streams, and continue to build our portfolio of innovative technologies. Our revenues have not been sufficient to sustain our operations. Our profitability will require the successful commercialization of our pain management device. No assurances can be given when this will occur or that we will ever be profitable.

Other than our agreement with Crisnic Fund SA which is described in this Prospectus, as well as an agreement we have with Fusion Capital Fund II to put certain shares of our common stock, we have no outstanding debt or available credit facility, and believe it would be difficult to obtain additional debt financing due or other equity financing to the current composition of our balance sheet, and unpredictable nature of our annual cash flows. Our financing options are limited, and we must primarily rely on cash on hand and cash flows from operations, though this situation could change in the future. We continue to review financing options for our business, which may in the future include more equity financing. Through the Crisnic Fund SA offering and any other equity financing arrangement in the future, pursuant to which we sell shares of our common stock to raise cash to operate the business, existing holders of our common stock will suffer significant dilution to their equity position.

We may require additional financing to sustain our operations and without it we may not be able to continue operations

At January 31, 2010 we had positive total working capital of $650,838, as compared to working capital deficit of $124,600 at January 31, 2009. We had a net loss of $3,479,824 for the fiscal year ended July 31, 2009, and a net loss of $745,098 for the three months ended January 31, 2010. We do not currently have sufficient financial resources to fund our operations or those of our subsidiaries. Therefore, we need additional funds to continue these operations.

We have authorized the sale and issuance of 2,000,000 shares of our common stock (17.37% of our outstanding on June 1, 2010) to Crisnic Fund SA under the Purchase Agreement. We estimate that the maximum number of shares we will sell to Crisnic Fund SA under the Purchase Agreement will be such 2,000,000 shares (which do not include 75,000 additional shares issuable to Crisnic Fund SA as a fee).

The extent we rely on Crisnic Fund SA as a source of funding will depend on a number of factors including, the prevailing market price of our common stock, our desire to maintain sufficient stockholder equity to maintain a listing on the NYSE Amex Equities Market, and the extent to which we are able to secure working capital from other sources, such as through the sale of our products (including our pain management device). If obtaining sufficient financing from Crisnic Fund SA were to prove unavailable or prohibitively dilutive and if we are unable to commercialize and sell enough of our products, we will need to secure another source of funding in order to satisfy our working capital needs. Even if we are able to access the proceeds from the full 2,000,000 shares sold under the Purchase Agreement with Crisnic Fund SA, we may still need additional capital to fully implement our business, operating and development plans. Should the financing we require to sustain our working capital needs be unavailable or prohibitively expensive when we require it, the consequences could be a material adverse effect on our business, operating results, financial condition and prospects.

The sale of our common stock to Crisnic Fund SA may cause dilution and the sale of the shares of common stock acquired by Crisnic Fund SA could cause the price of our common stock to decline

In connection with entering into the agreement, we authorized the sale to Crisnic Fund SA of up to 2,000,000 shares of our common stock and the issuance of an additional 75,000 shares of our common stock as a fee. The number of shares ultimately offered for sale by Crisnic Fund SA under this Prospectus is dependent upon the number of shares purchased by Crisnic Fund SA under the Purchase Agreement. The purchase price for the common stock to be sold to Crisnic Fund SA pursuant to the Purchase Agreement is 85% of the volume weighted average market price of our common stock at the close of business on the date this Registration Statement becomes effective. All 2,075,000 shares registered in this offering are expected to be freely tradable. Depending upon market liquidity at the time, a sale of shares under this offering at any given time could cause the trading price of our common stock to decline. Crisnic Fund SA may ultimately purchase all, some or none of the 2,075,000 shares of common stock not yet issued but registered in this offering. After it has acquired such shares, it may sell all, some or none of such shares. Therefore, sales to Crisnic Fund SA by us under the Purchase Agreement may result in substantial dilution to the interests of other holders of our common stock. The sale of a substantial number of shares of our common stock under this offering, or anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales. However, we have the right to control the

timing and amount of any sales of our shares to Crisnic Fund SA and the Purchase Agreement may be terminated by us at any time at our discretion without any cost to us.

The market price of our common stock is highly volatile.

The market price of our common stock has been and is expected to continue to be highly volatile. Factors, including announcements of technological innovations by us or other companies, regulatory matters, new or existing products or procedures, concerns about our financial position, operating results, litigation, government regulation, developments or disputes relating to agreements, patents or proprietary rights, may have a significant impact on the market price of our stock. In addition, potential dilutive effects of future sales of shares of common stock by shareholders and by the Company, including Crisnic Fund SA pursuant to this prospectus and subsequent sale of common stock by the holders of warrants and options could have an adverse effect on the market price of our shares.

Certain of our licensed patents have expired and we may not be able to replace their royalty revenues.

In 2009, we earned retained royalties from licenses for 12 patented technologies. The patents for six of those patented technologies have or will expire between 2009 and 2011. Those patented technologies represented approximately 32% of our retained royalties in 2009. Retained royalties of approximately $50,000, or 19%, $15,000, or 6%, and $18,000, or 7%, were from patents expiring in fiscal, 2009, 2010 and 2011, respectively. The loss of this revenue will materially and adversely affect our operating results if we are unable to replace it with revenue from other licenses or sources. Since it often takes two or more years for a technology to produce significant revenue, we continuously seek new sources of future revenue

We depend on relationships with inventors to gain access to new technologies and inventions. If we fail to maintain existing relationships or to develop new relationships, we may have fewer technologies and inventions available to generate revenues. Technology can change rapidly and industry standards continually evolve, often making products obsolete, or resulting in short product lifecycles. Our profitability depends on our licensees' ability to adapt to such changes.

We do not invent new technologies or products. We depend on relationships with universities, corporations, government agencies, research institutions, inventors, and others to provide technology-based opportunities that we can develop into profitable royalty-bearing licenses. Failure to maintain these relationships or to develop new relationships could adversely affect our operating results and financial condition. If we are unable to forge new relationships or to maintain current relationships, we may be unable to identify new technology-based opportunities and enter into royalty-bearing licenses. We also are dependent on our clients' abilities to develop new technologies, introduce new products, and adapt to changes in technology and economic needs.

We cannot be certain that current or new relationships will provide the volume or quality of available new technologies necessary to sustain our business. In some cases, universities and other sources of new technologies may compete against us as they seek to develop and commercialize these technologies themselves, or through entities that they develop, finance

and/or control. In other cases, universities receive financing for basic research from companies in exchange for the exclusive right to commercialize any resulting inventions. These and other strategies may reduce the number of technology sources, potential clients, to whom we can market our services. If we are unable to secure new sources of technology, it could have a material adverse effect on our operating results and financial condition.

Strong competition within our industry may reduce our client base.

We compete with universities, law firms, venture capital firms and other technology commercialization firms for technology licensing opportunities. Many organizations offer some aspect of technology transfer services, and some are well established and have more financial and human resources than we do. This market is highly fragmented and participants frequently focus on a specific technology area.

Our By-Laws provide that we indemnify our directors, officers, employees and agents in certain circumstances. We carry directors and officers liability insurance, subject to deductibles, to reduce these financial obligations.

Our directors, officers, employees and agents may claim indemnification in certain circumstances.

We are involved in lawsuits that historically have involved significant legal expenses. If the courts or regulatory agencies in these suits or actions decide against us, this could have a material adverse effect on our business, results of operations and financial condition.

A complete description of all of the lawsuits that we are involved in is hereby incorporated by reference from our Form 10-K for the fiscal year ended July 31, 2009 which was filed on October 27, 2009 and our most recent Form 10-Q for the quarter ended January 31, 2010 which was filed on March 16, 2010.

Our revenue growth depends on our ability to understand the technology requirements of our customers in the context of their markets. If we fail to understand their technology needs or markets, we limit our ability to meet those needs and to generate revenues.

We believe that by focusing on the technology needs of our customers, we are better positioned to generate revenues by providing technology solutions to them. The market demands of our customers drive our revenues. The better we understand their markets and requirements, the better we are able to identify and obtain effective technology solutions for our customers. We rely on our professional staff and contract business development consultants to understand our customers' technical, commercial, and market requirements and constraints, and to identify and obtain effective technology solutions for them.

Our success depends on our ability to attract and retain key personnel.

Our success depends on the knowledge, efforts and abilities of a small number of key personnel. John B. Nano is our Chairman, President, Chief Executive Officer and Interim Chief Financial Officer and Aris D. Despo is our Executive Vice President, Business Development. We rely on our professional staff and contract business development consultants to identify intellectual property opportunities and technology solutions, and to negotiate and close license agreements. Competition for personnel with the necessary range and depth of experience is

intense. We cannot be certain that we will be able to continue to attract and retain qualified personnel. If we are unable to hire and retain highly qualified professionals and consultants, especially with our small number of staff, our revenues, prospects, financial condition and future activities could be materially adversely affected.

Our customers, and we, depend on government approvals to commercially develop certain licensed products.

Commercial development of some licensed patents may require the approval of governmental regulatory agencies, especially in the life sciences area, and there is no assurance that those agencies will grant such approvals. In the United States, the principal governmental agency involved is the U.S. Food and Drug Administration ("FDA"). The FDA's approval process is rigorous, time consuming and costly. Unless and until a licensee obtains approval for a product requiring such approval, the licensee may not sell the product in the U.S., and therefore we will not receive royalty income based on U.S. sales of the product.

If our clients and we are unable to protect the intellectual property underlying our licenses, or to enforce our patents adequately, we may be unable to develop such licensed patents or technologies successfully.

Our success in earning revenues from licenses is subject to the risk that issued patents may be declared invalid, that a patent may not be issued on a patent application, or that competitors may circumvent or infringe our licensed patents and thereby render our licensed patents not commercially viable. In addition, when all patents underlying a license expire, our royalties from that license cease, and there can be no assurance that we will be able to replace those royalties with royalty revenues from new or other licenses.

Patent litigation has increased; it can be expensive and may delay or prevent our customers' products from entering the market.

Our clients and/or we may pursue patent infringement litigation or interference proceedings against sellers of products that we believe infringe our patent rights. Holders of conflicting patents or sellers of competing products also may challenge our patents in patent infringement litigation or interference proceedings.

We cannot be certain that our clients and/or we will be successful in any such litigation or proceeding, and the results and costs may materially adversely affect our business, operating results and financial condition.

Developing new products, creating effective commercialization strategies for technologies, and enhancing those products and strategies are subject to inherent risks. Risks include unanticipated delays, unrecoverable expenses, technical problems or difficulties, and the possibility that development funds will be insufficient. The occurrence of any one or more of these risks could cause us to abandon or substantially change our technology commercialization strategy.

Our success depends on, among other factors, our clients developing new or improved technologies, our customers' products meeting targeted cost and performance objectives for large-scale production, and our customers' ability to adapt technologies to satisfy industry standards, and consumer expectations and needs, and bringing their products to market before market saturation. They may encounter unanticipated problems that result in increased costs or substantial delays in introducing and marketing new products. Products may not be reliable or durable under actual operating conditions or commercially viable and competitive. New products may not meet price or other performance objectives when introduced in the marketplace. Any of these events would adversely affect our realization of royalties from new products.

We have not paid dividends on our common stock.

We have not paid cash dividends on our common stock since 1981, and, our Board of Directors does not currently have plans to declare or pay cash dividends in the future. The decision to pay dividends is solely at the discretion of our Board of Directors based upon factors that they deem relevant, and may change at any time.

As a publicly held company, we have significantly higher administrative costs.

The Sarbanes-Oxley Act of 2002, as well as new rules implemented by the SEC and new listing requirements adopted by the American Stock Exchange in response to the Sarbanes-Oxley Act of 2002, has required changes in corporate governance practices, internal control policies and audit committee practices of public companies. These new rules, regulations, and requirements have increased our legal, audit, financial, compliance and administrative costs, and have made certain other activities more time consuming and costly. The additional costs are expected to continue. These new rules and regulations may make it more difficult and more expensive for us to obtain directors and officers liability insurance in the future, and could make it more difficult for us to attract and retain qualified members for our Board of Directors, particularly to serve on our audit committee.

In developing new products we are affected by patent laws and regulations.

Patent laws and regulations are constantly being reviewed for possible revision. We cannot be certain how we will be affected by revisions.

INCORPORATION BY REFERENCE

The SEC allows us to "incorporate by reference" much of the information we file with, which means that we can disclose important information to you by referring you to those publicly available documents. The information that we incorporate by reference is considered to be part of this prospectus. This prospectus incorporates by reference the documents listed below :

- our annual report on Form 10-K for the fiscal year ended July 31, 2009, filed on October 27, 2009;

- our quarterly report on Form 10-Q for the fiscal quarter ended October 31, 2009 filed with the SEC on December 15, 2009;

- our quarterly report on Form 10-Q for the fiscal quarter ended January 31, 2010 filed with the SEC on March 16, 2010;

- our periodic report on Form 8-K as filed on June 2, 2010; and

- our definitive Proxy Statement on Schedule 14A filed on February 25, 2010.

You may request a copy of any or all of these filings, at no cost, by writing or telephoning us at: Competitive Technologies, Inc., 777 Commerce Drive, Suite 100, Fairfield, Connecticut 06825, (203) 368-6044, attention: Investor Relations. These filings may also be obtained through the Company's website located at http://www.competitivetech.net.

You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. You should not assume that information in this prospectus or any supplement is accurate as of any date other than the date on the front of these documents.

In accordance with these rules, we have incorporated by reference the description of our business, our securities, our properties, any legal proceedings, market price of and dividend's with respect to our common stock, our financial statements and our management's discussion and analysis of our financial condition and results of operations. We have also incorporated by reference disclosure with respect to our officers and directors, their compensation structure, any related transactions with our officers and directors and our shareholders.

The Company advises that there have been no material changes in the Company's affairs which have occurred since the end of the latest fiscal year for which audited financial statements were included in the latest Form 10-K and that have not been described in a Form 10-Q or Form 8-K filed under the Exchange Act.

USE OF PROCEEDS

This prospectus relates to shares of our common stock that may be offered and sold from time to time by the selling shareholder. We will receive no proceeds from the sale of shares by Crisnic Fund SA of common stock registered in this offering. However, upon closing, we will receive an estimated $5,389,000 in proceeds from the sale of our common stock to Crisnic Fund SA under the common stock Purchase Agreement (estimated based on 85% of the closing price of our common stock on May 28, 2010). Any proceeds from Crisnic Fund SA we receive under the Purchase Agreement will be used for working capital and general corporate purposes.

THE CRISNIC FUND SA TRANSACTION

General

On June 1, 2010, we entered into a Common Stock Purchase Agreement and a Registration Rights Agreement with Crisnic Fund SA, a Costa Rican investment corporation. Under the Purchase Agreement, we have the right but not the obligation to sell to Crisnic Fund SA, under certain conditions, up to 2,000,000 shares from us upon effectiveness of this Registration Statement. Under the terms of the Purchase Agreement, upon approval from the NYSE Amex Equities stock market, Crisnic Fund SA will also receive a fee consisting of 75,000 shares of our common stock. As of June 1, 2010, there were 11,517,262 shares outstanding (11,322,900 shares held by non-affiliates) excluding the 2,075,000 shares offered pursuant to this Prospectus which have not yet been issued by us. If all of such 2,075,000 shares offered hereby were issued and outstanding as of the date hereof, the 2,075,000 shares would represent approximately 15.3% of the total common stock outstanding or approximately 15.5% of the non-affiliates shares outstanding as of the date hereof. The number of shares ultimately offered for sale by Crisnic Fund SA is dependent upon the number of shares purchased by Crisnic Fund SA under the Purchase Agreement.

Under the Purchase Agreement and the Registration Rights Agreement we are required to register and have included in the offering pursuant to this Prospectus (1) 75,000 shares which will be issued upon approval from the NYSE Amex Equities stock market to Crisnic Fund as a fee, and (2) 2,000,000 shares which we may sell to Crisnic Fund SA after this registration statement is declared effective (17.37% of our outstanding shares on June 1, 2010, the date of the Purchase Agreement). All 2,075,000 shares are being offered pursuant to this Prospectus.

We do not have the right to sell shares to Crisnic Fund SA until the SEC has declared effective the registration statement of which this Prospectus is a part. After the SEC has declared effective such registration statement, generally we have the right but not the obligation to sell up to 2,000,000 shares to Crisnic Fund SA at a purchase price equal to 85% of the volume weighted average market price on the date this registration statement is effective. We have the right to control the timing and amount of any sales of our shares to Crisnic Fund SA. There are no negative covenants, restrictions on future fundings, penalties or liquidated damages in the Purchase Agreement or the Registration Rights Agreement. The Purchase Agreement may be terminated by us at any time at our discretion without any cost to us.

In an amendment to the Common Stock Purchase Agreement on June 2, 2010, Crisnic Fund agreed to pay us for the shares sold on that date which is the earlier of 14 days from the effective date of the registration statement for the shares or 24 hours after receipt by Crisnic Fund of proceeds from sale of the shares.

Minimum Sales Price

Under the Purchase Agreement, we have set a minimum sales price for sales by Crisnic Fund SA without our consent of our shares of the market ("floor price") of $1.00. Specifically, Crisnic Fund SA shall not have the right to sell shares of our common stock on any business day that the closing price of our common stock is below $1.00.

Our Termination Rights

We have the unconditional right at any time for any reason to give notice to Crisnic Fund SA terminating the Purchase Agreement without any cost to us.

No Short-Selling or Hedging by Crisnic Fund SA

Crisnic Fund SA has agreed that neither it nor any of its affiliates shall engage in any direct or indirect short-selling or hedging of our common stock during any time prior to the termination of the Purchase Agreement.

Effect of Performance of the Common Stock Purchase Agreement on Our Stockholders

All 2,075,000 shares registered in this offering are expected to be freely tradable. The sale by Crisnic Fund SA of a significant amount of shares registered in this offering at any given time could cause the market price of our common stock to decline and to be highly volatile. Crisnic Fund SA may ultimately acquire all, some or none of the 2,075,000 shares of common stock not yet issued but registered in this offering. After it has acquired such shares, it may sell all, some or none of such shares. Therefore, sales to Crisnic Fund SA by us under the Purchase Agreement may result in substantial dilution to the interests of other holders of our common stock. However, we have the right to control the timing and amount of any sales of our shares to Crisnic Fund SA and the Purchase Agreement may be terminated by us at any time at our discretion without any cost to us.

In connection with entering into the agreement, we authorized the sale to Crisnic Fund SA of up to 2,000,000 shares of our common stock (17.37% of our outstanding shares on June 1, 2010, the date of the Purchase Agreement). We anticipate that we will sell the 2,000,000 shares to Crisnic Fund SA under the Purchase Agreement (exclusive of the 75,000 shares issuable to Crisnic Fund SA as a fee), all of which are included in this offering. We have the right to terminate the Purchase Agreement without any payment or liability to Crisnic Fund SA at any time. The number of shares ultimately offered for sale by Crisnic Fund SA is dependent upon the number of shares purchased by Crisnic Fund SA under the Purchase Agreement.

THE SELLING STOCKHOLDER

The following table presents information regarding the selling stockholder. Neither the selling stockholder nor any of its affiliates has held a position or office, or had any other material relationship, with us.

Selling Stockholder	Shares Beneficially Owned Before Offering	Percentage of Outstanding Shares Beneficially Owned Before Offering (1)	Shares to be Sold in the Offering Assuming The Company Issues The Maximum Number of Shares Under the Purchase Agreement (1)	Percentage of Outstanding Shares Beneficially Owned After Offering
Crisnic Fund SA	75,000(3)	0.65%	2,000,000	0.65%

_____

(1)   Applicable percentage of ownership is based on 11,517,262 shares of our common stock outstanding as of June 1, 2010 together with securities exercisable or convertible into shares of Common Stock within sixty (60) days of June 1, 2010 for the selling stockholder. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(2)   Anthony Salvatore Gentile, the principal investment advisor of Crisnic Fund SA, is deemed to be beneficial owner of all of the shares of common stock owned by Crisnic Fund SA. Mr. Gentile has shared voting and disposition power over the shares being offered under this Prospectus.

(3)   Under the terms of the Purchase Agreement, upon approval from the NYSE Amex Equities stock market, Crisnic Fund SA will receive a fee consisting of 75,000 shares of our common stock. The Company may elect in its sole discretion to sell to Crisnic Fund SA up to an additional 2,000,000 shares under the Purchase Agreement. Crisnic Fund SA does not presently beneficially own any of those shares as determined in accordance with the rules of the SEC.

PLAN OF DISTRIBUTION

The common stock offered by this prospectus is being offered by Crisnic Fund SA, the selling shareholder. The common stock may be sold or distributed from time to time by the selling stockholder directly to one or more purchasers or through brokers, dealers, or underwriters who may act solely as agents at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The sale of the common stock offered by this Prospectus may be effected in one or more of the following methods:

- ordinary brokers' transactions;
- transactions involving cross or block trades;
- through brokers, dealers, or underwriters who may act solely as agents
- "at the market" into an existing market for the common stock;
- in other ways not involving market makers or established business markets, including direct sales to purchasers or sales effected through agents;
- in privately negotiated transactions; or
- any combination of the foregoing.

In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the registration or qualification requirement is available and complied with.

Brokers, dealers, underwriters, or agents participating in the distribution of the shares as agents may receive compensation in the form of commissions, discounts, or concessions from the selling shareholder and/or purchasers of the common stock for whom the broker-dealers may act as agent. The compensation paid to a particular broker-dealer may be less than or in excess of customary commissions.

Crisnic Fund SA is an "underwriter" within the meaning of the Securities Act.

Neither we nor Crisnic Fund SA can presently estimate the amount of compensation that any agent will receive. We know of no existing arrangements between Crisnic Fund SA, any other shareholder, broker, dealer, underwriter, or agent relating to the sale or distribution of the shares offered by this Prospectus. At the time a particular offer of shares is made, a prospectus supplement, if required, will be distributed that will set forth the names of any agents, underwriters, or dealers and any compensation from the selling shareholder, and any other required information.

We will pay all of the expenses incident to the registration, offering, and sale of the shares to the public other than commissions or discounts of underwriters, broker-dealers, or agents. We have also agreed to indemnify Crisnic Fund SA and related persons against specified liabilities, including liabilities under the Securities Act.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is therefore, unenforceable.

Crisnic Fund SA and its affiliates have agreed not to engage in any direct or indirect short selling or hedging of our common stock during the term of the common stock purchase agreement.

We have advised Crisnic Fund SA that while it is engaged in a distribution of the shares included in this Prospectus it is required to comply with Regulation M promulgated under the Securities Exchange Act of 1934, as amended. With certain exceptions, Regulation M precludes the selling shareholder, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the shares offered hereby this Prospectus.

This offering will terminate on the date that all shares offered by this Prospectus have been sold by Crisnic Fund SA.

LEGAL MATTERS

The validity of the common stock offered by this Prospectus will be passed upon for us by Cutler Law Group P.C., Houston, Texas.

EXPERTS

The financial statements of Competitive Technologies, Inc. as of July 31, 2009 have been incorporated by reference in this Prospectus in reliance on the report of MHM Mahoney Cohen CPAs, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The financial statements of Competitive Technologies, Inc. as of July 31, 2008 have been incorporated by reference in this Prospectus in reliance on the report of MAD LIQUIDATION CPA, P.C. (formerly known as Mahoney Cohen & Company, CPA, P.C.), independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act of 1933, relating to the shares of our common stock being offered by this prospectus. For further information pertaining to our common stock and the shares of common stock being offering by this prospectus, reference is made to such registration statement. This prospectus constitutes the prospectus we filed as a part of the registration statement and it does not contain all information in the registration statement, certain portions of which have been omitted in accordance with the rules and regulations of the Securities and Exchange Commission and certain portions of which have been incorporated by reference to our reports filed with the Securities and Exchange Commission.

In addition, we are subject to the informational requirements of the Securities Exchange Act of 1934, and, in accordance with such requirements, we file reports, proxy statements and other information with the Securities and Exchange Commission relating to our business, financial statements and other matters.

Reports and proxy and information statements filed under Section 14(a) and 14(c) of the Securities Exchange Act of 1934 and other information filed with the Securities and Exchange Commission as well as copies of the registration statement can be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, Judiciary Plaza, 100 F Street, N.E., Washington, D.C. 20549. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Securities and Exchange Commission at its principal office at Judiciary Plaza, 100 F Street, N.E., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1.800.SEC.0330 for further information on the operation of the public reference room. Such material may also be obtained electronically by visiting the SEC's web site on the Internet at http://www.sec.gov. Our common stock is traded on NYSE Amex Equities stock market under the symbol "CTT".

Copies of our filings with the Securities and Exchange Commission are also available, free of charge, on our corporate website at http://www.competitivetech.net. The other information found on our website is not incorporated by reference into this prospectus.

You should rely only on the information contained in this Prospectus or the documents incorporated by reference. Neither CTT nor the selling shareholder has authorized anyone to provide you with any information that is different from that contained in this Prospectus. The information contained in this Prospectus is accurate as of the date of this Prospectus. You should not assume that there have been no changes in the affairs of the Company since the date of this Prospectus or that the information in this Prospectus is correct as of any time after the date of this Prospectus, regardless of the time that this Prospectus is delivered or any sale of the common stock offered by this Prospectus is made. This Prospectus is not an offer to sell or a solicitation of an offer to buy the shares covered by this Prospectus in any jurisdiction where the offer or solicitation is unlawful.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Delaware General Corporation Law, Section 102(b)(7), enables a corporation in its original certificate of incorporation, or an amendment thereto validly approved by stockholders, to eliminate or limit personal liability of members of its Board of Directors for monetary damages for breach of fiduciary duty as a director. However, the elimination or limitation shall not apply where there has been a breach of the duty of loyalty, failure to act in good faith, intentional misconduct or a knowing violation of a law, the payment of a dividend or approval of a stock repurchase which is deemed illegal or an improper personal benefit that is obtained. Our Certificate of Incorporation includes language limiting the liability of, and providing indemnification for, directors.

The provision in the Certificate of Incorporation does not eliminate the director's fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to our Company for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws.

To the extent that indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling our Company as discussed in the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act of 1933, and is therefore unenforceable. We believe that our Certificate of Incorporation provisions are necessary to attract and retain qualified persons as directors and officers.

No dealer, salesperson, or other person has been authorized to give any information or to make any representation not contained in this Prospectus, and, if given or made, such information and representation should not be relied upon as having been authorized by Competitive Technologies, Inc. or the selling shareholder. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered by this Prospectus in any jurisdiction or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create an implication that there has been no change in the facts set forth in this Prospectus or in the affairs of Competitive Technologies, Inc. since the date hereof.

2,075,000 SHARES



COMPETITIVE TECHNOLOGIES, INC.

COMMON STOCK

PROSPECTUS

June 2, 2010

Dealer Prospectus Delivery Obligation: Until _____, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The expenses payable by the Registrant in connection with the issuance and distribution of the securities being registered (other than underwriting discounts and commissions, if any) are set forth below. Each item listed is estimated, except for the Securities and Exchange Commission registration fee and the American Stock Exchange additional listing fee.

Securities and Exchange Commission registration fee	$ 95
NYSE Amex Equities Additional listing fees	41,500
Accounting fees and expenses	20,000
Legal fees and expenses	40,000
Registrar and transfer agent's fees and expenses	1,000
Miscellaneous	405
Total expenses	$ 103,000

Item 14. Indemnification of Directors and Officers

Pursuant to our bylaws we have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of CTT) by reason of the fact that such person is or was one of our directors, officers, employees or agents, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful.

Our bylaws also give us the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in our right to procure a judgment in our favor by reason of the fact that such person is or was one of our directors, officers, employees or agents, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interests and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of such person's duty to us unless and only to the extent that the Court of Chancery of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such Court of Chancery or such other court shall deem proper.

Our bylaws also provide that to the extent that one of our directors, officers, employees or agents has been successful on the merits or otherwise in the defense of any action, suit or proceeding, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

Our bylaws further provide that our Board of Directors may authorize, by a vote of a majority of the full Board of Directors, us to purchase and maintain insurance on behalf of any person who is or was one of our directors, officers, employees or agents, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not we would have the power to indemnify such person against liability under the provisions of our bylaws.

Item 15. Recent Sales of Unregistered Securities

Since June 1, 2007, CTT has made the following sales of securities that were not registered under the Securities Act of 1933, as amended (the "Securities Act"):

As of June 1, 2010, the Company has agreed to issue to Crisnic Fund SA 75,000 shares of common stock as a fee in consideration of the equity financing of the sale of up to 2,000,000 shares which is being provided to the Company by Crisnic Fund SA. These securities will be issued upon approval of the listing application for these shares with the NYSE Amex Equities stock market. These securities will be issued by the Company without registration in reliance upon an exemption under Section 4(2) of the Securities Act because the offer and sale was made in a privately negotiated transaction. The share certificate to be issued to Crisnic Fund SA will be appropriately legended. The Company ascertained that Crisnic Fund SA is an accredited investor and otherwise took steps to assure compliance with private placement requirements.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

3.1   Unofficial restated certificate of incorporation of the registrant as amended to date filed (on April 1, 1998) as Exhibit 4.1 to registrant's Registration Statement on Form S-8, File Number 333-49095 and hereby incorporated by reference.

3.2   By-laws of the registrant as amended effective October 14, 2005, filed (on December 12, 2005) as Exhibit 3.2 to registrant's Quarterly Report on Form 10-Q for the quarterly period ended October 31, 2005, and hereby incorporated by reference.

5.1   Opinion of Cutler Law Group as to the legality of the shares of CTT common stock being registered.

10.1   Registrant's Restated Key Employees' Stock Option Plan filed (on January 29, 2003) as Exhibit 4.3 to registrant's Registration Statement on Form S-8, File Number 33-87756, and hereby incorporated by reference.

10.2   Registrant's Annual Incentive Plan filed (on November 25, 2005) as Exhibit 99.1 to registrant's Current Report on Form 8-K dated November 22, 2005, and hereby incorporated by reference.

10.3   Registrant's 2000 Directors Stock Option Plan as amended January 24, 2003, filed (on January 29, 2003) as Exhibit 4.4 to registrant's Registration Statement on Form S-8, File Number 333-102798 and hereby incorporated by reference.

10.4   Registrant's 1996 Directors' Stock Participation Plan as amended January 14, 2005, filed (on January 21, 2005) as Exhibit 10.2 to registrant's Current Report on Form 8-K, and hereby incorporated by reference.

10.5   Registrant's 1997 Employees' Stock Option Plan as amended January 14, 2005, filed (on January 21, 2005) as Exhibit 4.3 to registrant's Current Report on Form 8-K, and hereby incorporated by reference.

10.7   Common Stock Purchase Agreement between the registrant and Fusion Capital Fund II, LLC dated February 25, 2004 filed (on February 27, 2004) as Exhibit 10.1 to registrant's Current Report on Form 8-K dated February 25, 2004, and hereby incorporated by reference.

10.8   Registration Rights Agreement between the registrant and Fusion Capital Fund II, LLC dated February 25, 2004 filed (on February 27, 2004) as Exhibit 10.2 to registrant's Current Report on Form 8-K dated February 25, 2004, and hereby incorporated by reference.

10.10   Amendment number one made February 15, 2006, to Amended and Restated Employment Agreement, dated as of October 1, 2005, between registrant and Donald J. Freed, filed (on February 23, 2006) as Exhibit 10.1 to registrant's Current Report on Form 8-K dated February 23, 2006, and hereby incorporated by reference.

10.12   Lease agreement dated April 28, 2006, between 1375 Kings Highway/777 Commerce Drive Associates, LLC, and 14 Mamaroneck Avenue Reinvestment Associates, LLC, and Competitive Technologies, Inc. filed (on June 9, 2006) as Exhibit 10.27 to registrant's Quarterly Report on Form 10-Q for the quarterly period ended April 30, 2006, and hereby incorporated by reference.

10.13   Amendment to Lease made July 20, 2006 by and between 1375 Kings Highway/777 Commerce Drive Associates, LLC, and 14 Mamaroneck Avenue Reinvestment Associates, LLC, and Competitive Technologies, Inc., filed (on October 30, 2006) as Exhibit 10.17 to registrant's Annual Report on Form 10-K for the year ended July 31, 2006, and hereby incorporated by reference.

10.14   Employment Agreement dated February 2, 2007 between registrant and John B. Nano, filed (on February 6, 2007) as Exhibit 10.1 to registrant's Current Report on Form 8-K dated February 6, 2007, and hereby incorporated by reference.

10.15   Stock Purchase Agreement dated April 17, 2007 between registrant and Betty Rios Valencia, and Agrofrut E.U. filed on April 19, 2007 as Exhibit 10.1 to registrant's Current Report on Form 8-K dated April 19, 2007, and hereby incorporated by reference.

10.16 Second Amendment to Lease made July 20, 2006 by and between 1375 Kings Highway/777 Commerce Drive Associates, LLC, and 14 Mamaroneck Avenue Reinvestment Associates, LLC and Competitive Technologies, Inc., and hereby incorporated by reference.

10.19 Distribution Agreement between the registrant and Excel Life Sciences, Inc. dated July 29, 2008 filed (on August 1, 2008) as Exhibit 10.1 to registrant's Current Report on Form 8-K dated July 29, 2008, and hereby incorporated by reference.

10.20 Distribution Agreement between the registrant and Life Episteme srl dated February 24th, 2009 filed (on February 26, 2009) as Exhibit 10.1 to registrant's Current Report on Form 8-K dated February 24, 2009, and hereby incorporated by reference.

10.21 Distribution Agreement between the registrant and Innovative Medical Therapies, Inc. dated July 29th, 2009 filed (on July 30, 2009) as Exhibit 10.1 to registrant's Current Report on Form 8-K dated July 30, 2009, and hereby incorporated by reference. Portions of this exhibit relative to wholesale pricing have been omitted and filed with the Securities and Exchange Commission separately pursuant to a request for confidential treatment

10.22 Common Stock Purchase Agreement, dated as of August 6, 2009, by and between the Company and Fusion Capital Fund II, LLC filed (on August 7, 2009) as Exhibit 10.1 to registrant's Current Report on Form 8-K dated August 7, 2009, and hereby incorporated by reference.

10.23 Registration Rights Agreement, dated as of August 6, 2009, by and between the Company and Fusion Capital Fund II, LLC filed (on August 7, 2009) as Exhibit 10.2 to registrant's Current Report on Form 8-K dated August 7, 2009, and hereby incorporated by reference.

10.24 Common Stock Purchase Agreement, dated as of June 1, 2010, by and between the Company and Crisnic Fund SA. filed (on June 2, 2010) as Exhibit 10.1 to registrant's Current Report on 8-K dated June 2, 2010, and hereby incorporated by reference.

10.24 Amendment No. 1 to Common Stock Purchase Agreement, dated as of June 2, 2010, by and between the Company and Crisnic Fund SA. filed (on June 2, 2010) as Exhibit 10.2 to registrant's Current Report on 8-K dated June 2, 2010, and hereby incorporated by reference.

10.25 Registration Rights Agreement, dated as of June 1, 2010, by and between the Company and Crisnic Fund SA. filed (on June 2, 2010) as Exhibit 10.3 to registrant's Current Report on 8-K dated June 2, 2010, and hereby incorporated by reference.

21 Subsidiaries of registrant.

23.1 Consent of MHM Mahoney Cohen CPAs.

23.2 Consent of 25 MAD LIQUIDATION CPA, P.C (formerly known as Mahoney Cohen & Company, CPA, P.C)

23.3 Consent of Cutler Law Group (included in opinion filed as Exhibit 5).

23.4   Power of Attorney of Directors of Competitive Technologies, Inc. (included on the signature page of this Registration Statement on Form S-1).

(b) Financial Statement Schedules

No financial statement schedules are required.

Item 17. Undertakings

(a)   The undersigned Registrant hereby undertakes:

(1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)   To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§ 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, That:

(A) Paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-8 (§ 230.16b of this chapter), and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)) that are incorporated by reference in this registration statement; and

(B) Paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S-3 (§ 239.13 of this chapter) or Form F-3 (§ 239.33 of this chapter) and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) (§ 230.424(b) of this chapter) that is part of the registration statement.

(C) *Provided further, however*, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is for an offering of asset-backed securities on Form S-1 (§ 239.11 of this chapter) or Form S-3 (§ 239.13 of this chapter), and the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB (§ 229.1100(c)).

(2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed by the Registrant pursuant to Rule 424(b) as part of this registration statement relating to an offering shall be deemed to be part of and included in this registration statement as of the date it is first used after effectiveness. *Provided, however,* that no statement made in this registration statement or prospectus that is part of this registration statement or made in a document incorporated or deemed incorporated by reference into this registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

 (c)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(d)   The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a–3 or Rule 14c–3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Fairfield, Connecticut on June 2, 2010.

Competitive Technologies, Inc.

By /s/ John B. Nano
John B. Nano, Chairman, President and CEO

Each person whose signature appears below hereby constitutes and appoints John B. Nano and John Rafferty, each of them severally his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including, without limitation, post-effective amendments) to this Registration Statement and any subsequent registration statement filed by the Registrant pursuant to Rule 462 (b) of the Securities Act of 1933, which relates to this Registration Statement, and to file the same, with all exhibits thereto, and all documents in connection herewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ John B. Nano John B. Nano	Chairman, President and CEO, Interim CFO (Principal Executive, Financial and Accounting Officer)	June 2, 2010
/s/ Rustin Howard Rustin Howard	Director	June 2, 2010
/s/ William L. Reali William L. Reali	Director	June 2, 2010
/s/ Richard D. Hornidge, Jr. Richard D. Hornidge, Jr.	Director	June 2, 2010
/s/ Joel M. Evans, MD Joel M. Evans, MD	Director	June 2, 2010

EXHIBIT 5



CUTLER LAW GROUP

Attorneys at Law
3355 West Alabama, Suite 1150
Houston, Texas 77098
(713) 888-0040 Tel (800) 836-0714 Fax
www.cutlerlaw.com

M. Richard Cutler, Esq.★
M Gregory Cutler, Esq.★★

★Admitted in California & Texas
★★Admitted in Florida

June 2, 2010

Competitive Technologies, Inc.
777 Commerce Drive
Fairfield, CT 06825

Ladies and Gentlemen:

You have requested our opinion as counsel for Competitive Technologies, Inc., a Delaware corporation (the "Company") in connection with the registration under the Securities Act of 1933, as amended, and the Rules and Regulations promulgated thereunder, and the public offering by the Company of up to 2,075,000 shares of Company common stock issuable in connection with the Common Stock Purchase Agreement between Competitive Technologies, Inc. and Crisnic Fund SA. This opinion is issued as to matters of the laws of the State of Delaware and as to the laws of the United States of America.

We have examined the Company's Registration Statement on Form S-1 in the form filed with the Securities and Exchange Commission on June 2, 2010 (the "Registration Statement"). We further have examined the Certificate of Incorporation, Bylaws, and applicable minutes of the Company as a basis for the opinion hereafter expressed.

Based on the foregoing examination, we are of the opinion that, upon issuance and sale in the manner described in the Registration Statement, the shares of common stock covered by the Registration Statement will be legally issued, fully paid, and nonassessable.

We consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

\s\ M. Richard Cutler
Cutler Law Group

EXHIBITS-1

EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Prospectus constituting a part of this Registration Statement on Form S-1 of our report dated October 27, 2009, relating to the consolidated financial statements of Competitive Technologies, Inc. and Subsidiaries appearing in the Company's 2009 Form 10-K as of and for the year ended July 31, 2009.

We also consent to the reference to us under the caption "Experts" in the Prospectus.

/s/ MHM Mahoney Cohen CPAs
(The New York Practice of Mayer Hoffman McCann P.C.)

New York, New York
June 2, 2010

Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Prospectus constituting a part of this Registration Statement on Form S-1 of our report dated October 28, 2008, relating to the consolidated financial statements of Competitive Technologies, Inc. and Subsidiaries appearing in the Company's 2009 Form 10-K as of and for the year ended July 31, 2008.

25 MAD LIQUIDATION CPA, P.C
(formerly known as Mahoney Cohen &
Company, CPA, P.C)

New York, New York
June 2, 2010

Exhibit 21

Subsidiaries of Competitive Technologies, Inc.

Name of Subsidiary	State/Country of Incorporation/Organization
CTT Trading Company, LLC	Connecticut
Vector Vision, Inc.	Delaware